Exhibit 10.11

EXECUTIVE EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (the “Agreement”) is entered into effective January 1, 2016 (the “Effective Date”), by and between Uli Hacksell (the “Executive”) and Cerecor Inc., a Delaware corporation (the “Company”).

The Company desires to employ the Executive and, in connection therewith, to compensate the Executive for Executive’s personal services to the Company; and

The Executive wishes to be employed by the Company and to provide personal services to the Company in return for certain compensation.

Accordingly, in consideration of the mutual promises and covenants contained herein, the parties agree to the following:

1.Position and Duties.  During Executive’s employment with the Company pursuant to this Agreement (the “Employment Term”), Executive shall serve as the Chief Executive Officer of the Company. As of the Effective Date, Executive also serves as Chairman of the Company’s Board of Directors (the “Board”) and may continue to do so at the election of the Board.  In his capacity as Chief Executive Officer, Executive shall have such duties, authorities and responsibilities as are commensurate with his position as the Board shall designate from time to time.  Executive shall be based in Baltimore, Maryland and shall report to the Board.  During the Employment Term, Executive shall devote all of his business time, energy and skill and his best efforts to the performance of his duties with the Company; provided, that (i) Executive may be a passive investor or perform non-operational, advisory roles (e.g. advisory boards) provided that such activity does not interfere with his duties under this Agreement, and (ii)  Executive may engage in limited advisory relationships with companies that are not in competitive markets and civic and not-for-profit activities so long as such activities do not interfere with the performance of his duties hereunder.

2.Base Salary.  Beginning on the Effective Date, the Company agrees to pay Executive a base salary at an annual rate of $500,000, payable subject to standard federal and state payroll withholding requirements in accordance with the regular payroll practices of the Company (the  “Base Salary”) subject to review and adjustment by the Board from time to time.

3.Annual Bonus.    During the Employment Term, Executive shall be eligible for a discretionary annual cash bonus of up to 45% of Base Salary (“Target Amount”). Any bonus awarded will be in an amount of up to 45% of Base Salary as determined by the Board and may consist of cash and/or grants of equity in the Company, subject to the results of operations and financial condition of the Company and Executive’s individual performance.  Whether or not Executive earns any bonus will be dependent upon (a) Executive’s continuous performance of services to the Company through the date any bonus is paid; and (b) the actual achievement of any applicable performance targets and goals by Executive (to the extent that goals are established by the Board after consultation with Executive).  The Board will determine in its sole discretion the extent to which Executive and the Company have achieved any performance goals upon which the bonus is based and the amount of the bonus, which could be below the Target Amount (and may be zero).  The Executive’s eligibility for a bonus is subject to change in the discretion of the Board

(or any authorized committee thereof).  The annual period over which performance is measured for purposes of this bonus is January 1 through December 31.    To the extent the Annual Bonus consists of cash, such amount will be payable subject to standard federal and state payroll withholding requirements on or before March 15 of the year following the year for which it is earned.

4.Stock Option.    Subject to approval of the Company’s Board, the Company anticipates granting Executive the option to purchase 360,459 shares of the Company’s common stock, subject to the terms of the Company’s 2015 Omnibus Incentive Compensation Plan and standard form of stock option agreement (the “Option”).  The Option shall be an incentive stock option to the extent permissible under Section 422 of the Internal Revenue Code of 1986, as amended, and will have an exercise price per share equal to the fair market value of a share of common stock of the Company as of the date of grant.  Subject to Executive’s continued employment with the Company, the Executive’s right to exercise the Option shall accrue as follows: one third of the shares subject to the Option (33 1/3%) shall vest on the first anniversary of the Effective Date,  and the remaining 66 2/3% of the shares subject to the Option will then vest in equal monthly installments on each monthly anniversary date of the first vesting date over the following 24 months.

5.Employee Benefits.

(a)Benefit Plans.  Executive shall be eligible to participate in employee benefit plans of the Company on the same basis as similarly situated employees.  The Company may modify or terminate any employee benefit plan at any time.

(b)Vacation.    Executive shall be eligible for paid vacation in accordance with the Company’s vacation policy in effect from time to time.

(c)General Expense Reimbursement.    Upon presentation of appropriate documentation, Executive shall be reimbursed in accordance with the Company’s expense reimbursement policy, for reasonable business expenses. For the avoidance of doubt, to the extent that any reimbursements payable to Executive  are subject to the provisions of Section 409A of the Code:  (a) any such reimbursements will be paid no later than December 31 of the year following the year in which the expense was incurred, (b) the amount of expenses reimbursed in one year will not affect the amount eligible for reimbursement in any subsequent year, and (c) the right to reimbursement under this Agreement will not be subject to liquidation or exchange for another benefit.

(d)Travel and Lodging Expenses. The Company will reimburse Executive for reasonable living quarters in the Baltimore, Maryland area, as well as related reasonable coach travel from his home in Florida to the Baltimore/Washington DC area, in a combined maximum gross amount of $5,000 per month (less required withholding and/or deductions required by the applicable law, if any) (“Travel and Lodging Expenses”).  The Company shall reimburse such Travel and Lodging Expenses within thirty (30) days of receipt of an invoice or other documentation that complies with Company policies, provided that Executive submits such receipts and other documentation within sixty (60) days following the date such Travel and Lodging Expenses are incurred.  For the avoidance of doubt, to the extent that any reimbursements payable to Executive  pursuant to this Section 5(d) are subject to the provisions of Section 409A

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of the Code:  (a) any such reimbursements will be paid no later than December 31 of the year following the year in which the expense was incurred, (b) the amount of expenses reimbursed in one year will not affect the amount eligible for reimbursement in any subsequent year, and (c) the right to reimbursement under this Agreement will not be subject to liquidation or exchange for another benefit.

6.Termination of Employment.    The parties acknowledge that Executive’s employment relationship with the Company is at-will.  Either Executive or the Company may terminate the employment relationship at any time, with or without Cause.  The provisions in this Section govern the amount of compensation, if any, to be provided to Executive upon termination of employment and do not alter this at-will status.

(a)Death or Disability.  Executive’s employment shall immediately terminate on the date of his death or upon ten (10) days’ prior written notice by the Company for Disability.   Termination of Executive’s employment based on “Disability” shall mean termination because Executive is unable due to a physical or mental condition to perform the essential functions of his position with or without reasonable accommodation for 180 days in the aggregate during any twelve (12) month period or based on the written certification by two licensed physicians of the likely continuation of such condition for such period.  This definition shall be interpreted and applied consistent with the Americans with Disabilities Act, the Family and Medical Leave Act, and other applicable law.    Upon Executive’s termination due to death or Disability, Executive (or his estate or legal representative, if applicable) shall be entitled to the following payments and benefits: (i) any unpaid Base Salary through the date of termination any accrued but unused vacation time paid on the Company’s next regular payroll date, or earlier if required by law; (ii) reimbursement for any unreimbursed, reasonable, documented business expenses incurred through the date of termination and in accordance with Company policy, payable within thirty (30) days following such termination of employment, (iii) all other vested payments, benefits or fringe benefits to which Executive is entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant (collectively, Sections 6(a)(i), 6(a)(ii) and 6(a)(iii) shall be hereafter referred to as the “Accrued Benefits”) and (iii) subject to Executive’s, or, in the event of death, Executive’s personal representative’s compliance with the obligations in Sections 7, 8, and 9 hereof, an amount equal to the average of the annual full-year cash bonuses Executive received from the Company for the three (3) completed calendar years prior to termination (or fewer full year periods if the employment term is less than three (3) years, pro rated for the portion of the year in which such termination occurred (the “Pro Rata Average Bonus”),  subject to standard payroll deductions and withholdings, payable in twelve (12) equal monthly installments following such termination; provided, that the first payment shall be made on the first payroll period after the sixtieth (60th) day following such termination and shall include payment of any amounts that would otherwise be due prior thereto.

(b)For Cause.  Executive’s employment with the Company shall terminate immediately upon written notice by the Company for Cause.  “Cause” shall mean: (i) Executive’s willful misconduct or gross negligence in the performance of his duties to the Company that, if capable of cure, is not cured within thirty (30) days of Executive’s receipt of written notice from the Company; (ii) Executive’s failure to perform his duties to the Company or to follow the lawful directives of the Board (other than as a result of death or a physical or mental incapacity) that, if capable of cure, is not cured within thirty (30) days of Executive’s receipt of written notice from

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the Company; (iii) any conduct which constitutes a felony under applicable law; (iv) any act of theft, fraud, malfeasance or dishonesty in connection with the performance of Executive’s duties to the Company; or; (v) a material breach of this Agreement or any other agreement with the Company, or a material violation of the Company’s code of conduct or other written policy that, if capable of cure, is not cured within thirty (30) days of Executive’s receipt of written notice from the Company.  Upon a termination for Cause, Executive will not receive severance payments, or any other severance compensation or benefit, except that, consistent with the Company’s standard payroll policies, the Company shall provide to Executive the Accrued Benefits.

(c)Without Cause.  Executive’s employment may be terminated by the Company without Cause (other than for death or Disability) immediately upon written notice by the Company.  Upon a termination without Cause, the Company shall pay to Executive the Accrued Benefits, paid according to the Company’s standard payroll policies.  Subject to Executive’s compliance with the obligations in Sections 7, 8, and 9 hereof, Executive will be eligible for the following severance benefits:

(i)The Company (1) shall provide continued payment of Executive’s Base Salary as in effect immediately prior to Executive’s termination for twelve (12) months following such termination and (2)  shall pay Executive’s Pro Rata Average Bonus, provided, that such payments pursuant to clauses (1) and (2) will be subject to standard payroll deductions and withholdings, will be paid in twelve (12) equal monthly installments following the termination date, and the first payment pursuant to these clauses (1) and (2) shall be made on the Company’s first ordinary payroll date that occurs at least sixty (60) days following the termination date and shall include payment of any amounts that would otherwise be due prior thereto;

(ii)If Executive timely elects continued coverage under COBRA for himself and his covered dependents under the Company’s group health plans following such termination, then the Company shall pay the COBRA premiums necessary to continue Executive’s and his covered dependents’ health insurance coverage in effect for himself (and his covered dependents) on the termination date until the earliest of: (x) the first anniversary of Executive’s termination; (y) the date when Executive becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment; or (z) the date Executive ceases to be eligible for COBRA continuation coverage for any reason, including plan termination (such period from the termination date through the earlier of (x)-(z), (the “COBRA Payment Period”).  Notwithstanding the foregoing, if at any time the Company determines that its payment of COBRA premiums on Executive’s behalf would result in a violation of applicable law (including, but not limited to, the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then in lieu of paying COBRA premiums pursuant to this Section, the Company shall pay Executive on the last day of each remaining month of the COBRA Payment Period, a fully taxable cash payment equal to the COBRA premium for such month, subject to applicable tax withholding, for the remainder of the COBRA Payment Period.  Nothing in this Agreement shall deprive Executive of his rights under COBRA or ERISA for benefits under plans and policies arising under his employment by the Company; and

(iii)Executive’s Restricted Stock Award and any stock option or stock award granted during the Employment Term shall vest in full.

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(d)For Good Reason.  Executive’s employment shall terminate upon Executive’s written notice to the Company of a termination for Good Reason.  “Good Reason” for resignation shall mean the occurrence of any of the following without the Executive’s prior written consent:  (i) a reduction in Executive’s title, reporting relationship or the assignment to Executive of any duties or responsibilities which result in the material diminution of Executive’s then current position; provided, however, that the acquisition of the Company and subsequent conversion of the Company to a division or unit of the acquiring company will not by itself result in a diminution of Executive’s position; (ii) a material reduction in Executive’s base salary, which the parties agree is a reduction of at least 10% of Executive’s base salary (unless pursuant to a salary reduction program applicable generally to the Company’s similarly situated employees); (iii) relocation of Executive’s primary office to a location that increases Executive’s commute by more than thirty-five (35) miles from the location at which Executive worked immediately prior to such change; or (iv) a material breach by the Company of the terms of this Agreement.  Notwithstanding the foregoing, any actions taken by the Company to accommodate a disability of the Executive or pursuant to the Family and Medical Leave Act shall not constitute Good Reason for purposes of this Agreement.  Upon a termination for Good Reason, Executive shall be eligible for the severance benefits described in Section 6(c) above subject to compliance with Section 7, 8 and 9 below.

(e)Other Obligations.  Upon any termination of Executive’s employment with the Company, Executive shall promptly resign from the Board and any other position as an officer, director or fiduciary of any Company-related entity.  Payments and benefits provided in this Section 6 shall be in lieu of any termination or severance payments or benefits for which Executive may be eligible under any of the plans, policies or programs of the Company or under the Worker Adjustment Retraining Notification Act of 1988 or any similar state statute or regulation. The damages caused by the termination of Executive's employment without Cause or for Good Reason would be difficult to ascertain; therefore, the severance for which Executive is eligible pursuant to Section 6 is agreed to by the parties as liquidated damages, to serve as full compensation, and not a penalty.

7.Release.  Any payments and benefits provided under this Agreement, including accelerated vesting of the Restricted Stock Award, beyond the Accrued Benefits, shall only be payable if Executive executes and delivers to the Company and does not revoke a separation agreement in a form reasonably satisfactory to the Company containing a full, general release of claims in favor of the Company.  Such release must be executed and delivered (and no longer subject to revocation, if applicable) within sixty (60) days following termination.  The Company shall deliver to Executive such release within seven (7) days after termination.

8.Restrictive Covenants.

(a)Confidentiality.  Executive agrees that Executive shall not, directly or indirectly, use, make available, sell, disclose or otherwise communicate to any person, either during Executive’s employment or at any time thereafter, any business and technical information or trade secrets, nonpublic, proprietary or confidential information, knowledge or data relating to the Company, any of its subsidiaries, affiliated companies or businesses, which shall have been obtained by Executive during his employment by the Company (or any predecessor).  The foregoing shall not apply to information that (A) was known to the public prior to its disclosure to Executive or (B) Executive is required to disclose by applicable law, regulation or legal process

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(provided that Executive provides the Company with prior notice of the contemplated disclosure and cooperate with the Company at its expense in seeking a protective order or other appropriate protection of such information).  The terms and conditions of this Agreement shall remain strictly confidential, and Executive hereby agrees not to disclose the terms and conditions hereof to any person or entity, other than immediate family members, legal advisors or personal tax or financial advisors, or prospective future employers solely for the purpose of disclosing the limitations on Executive’s conduct imposed by the provisions of this Section 8.

(b)Non-Competition.  Executive acknowledges that he performs services of a unique nature for the Company that are irreplaceable, and that his performance of such services to a competing business will result in irreparable harm to the Company.  Accordingly, during the Executive’s employment hereunder and for a period of one (1) year thereafter, Executive agrees that he will not, directly or indirectly, solicit, perform, or provide Conflicting Services (whether as an employee, consultant, independent contractor or otherwise, and whether or not for compensation) in any locale of any country in which the Company conducts business (in the case of the one (1) year period following termination, in any locale of a country in which the Company was conducting business in the one (1) year period prior to the termination date).  For purposes of this Agreement, “Conflicting Services”  means any product, service, or process or the research and development thereof, of any person or organization other than the Company that directly competes with a product, service, or process, including the research and development thereof, of the Company with which Executive worked directly or indirectly during his employment by the Company or about which he acquired proprietary information during his employment by the Company.    Notwithstanding the foregoing, nothing herein shall prohibit Executive from being a passive owner of not more than two percent (2%) of the equity securities of a publicly traded corporation engaged in a business that is in competition with the Company or any of its subsidiaries or affiliates.

(c)Non-Solicitation; Non-Interference.

(i)During Executive’s employment with the Company and for a period of one (1) year thereafter, Executive agrees that he shall not, directly or indirectly, individually or on behalf of any other person, firm, corporation or other entity, solicit, aid or induce any customer of the Company or any of its subsidiaries or affiliates to purchase goods or services then sold by the Company or any of its subsidiaries or affiliates from another person, firm, corporation or other entity or assist or aid any other persons or entity in identifying or soliciting any such customer.

(ii)During Executive’s employment with the Company and for a period of one (1) year thereafter, Executive agrees that he shall not, directly or indirectly, individually or on behalf of any other person, firm, corporation or other entity, (A) solicit, aid or induce any employee, representative or agent of the Company or any of its subsidiaries or affiliates to leave such employment or retention or to accept employment with or render services to or with any other person, firm, corporation or other entity unaffiliated with the Company or directly hire or retain any such employee, representative or agent, or take any action to materially assist or aid any other person, firm, corporation or other entity in identifying, hiring or soliciting any such employee, representative or agent, or (B) interfere, or aid or induce any other person or entity in interfering, with the relationship between the Company or any of its subsidiaries or affiliates and any of their respective vendors, joint venturers or licensors.  An employee, representative or agent shall be

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deemed covered by this Section 8(c) if such person was employed or retained during anytime within six (6) months prior to, or after, Executive’s termination of employment.

(d)Non-Disparagement.  Executive agrees not to make negative comments or otherwise disparage the Company or its officers, directors, employees, shareholders, agents or products, in any manner likely to be harmful to them or their business, business reputation or personal reputation.  The foregoing shall not be violated by truthful statements in response to legal process, required governmental testimony or filings, or administrative or arbitral proceedings (including, without limitation, depositions in connection with such proceedings).  Notwithstanding the foregoing, nothing in this Agreement shall limit Executive’s right to discuss his employment with the Equal Employment Opportunity Commission, United States Department of Labor, the National Labor Relations Board, other federal government agency or similar state or local agency or to discuss the terms and conditions of his employment with others to the extent expressly permitted by Section 7 of the National Labor Relations Act.

(e)Inventions.

(i)Executive acknowledges and agrees that all ideas, methods, inventions, discoveries, improvements, work products or developments (“Inventions”), whether patentable or unpatentable, (A) that relate to Executive’s work with the Company, made or conceived by Executive, solely or jointly with others, during the Employment Term, or (B) suggested by any work that Executive performs in connection with the Company, either while performing his duties with the Company or on his own time, but only insofar as the Inventions are related to Executive’s work as an employee or other service provider to the Company, shall belong exclusively to the Company (or its designee), whether or not patent applications are filed thereon.  Executive will keep full and complete written records (the “Records”), in the manner prescribed by the Company, of all Inventions, and will promptly disclose all Inventions completely and in writing to the Company.  The Records shall be the sole and exclusive property of the Company, and Executive will surrender them upon the termination of the Employment Term, or upon the Company’s request.  Executive will assign to the Company the Inventions and all patents that may issue thereon in any and all countries, whether during or subsequent to the Employment Term, together with the right to file, in Executive’s name or in the name of the Company (or its designee), applications for patents and equivalent rights (the “Applications”).  Executive will, at any time during and subsequent to the Employment Term, make such applications, sign such papers, take all rightful oaths, and perform all acts as may be requested from time to time by the Company with respect to the Inventions.  Executive will also execute assignments to the Company (or its designee) of the Applications, and give the Company and its attorneys all reasonable assistance (including the giving of testimony) to obtain the Inventions for its benefit, all without additional compensation to Executive from the Company, but entirely at the Company’s expense.

(ii)This Agreement will not be deemed to require assignment of any Invention that Executive develops entirely on his own time without using the Company’s equipment, supplies, facilities, trade secrets, or proprietary information, except for those Inventions that either (i) relate to the Company’s actual or anticipated business, research or development, or (ii) result from or are connected with work performed by Executive for the Company.  In addition, this Agreement does not apply to any Invention which qualifies fully for protection from assignment to the Company under any specifically applicable state law, regulation, rule, or public policy or

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which otherwise qualifies as a nonassignable Invention under Del. Code Ann., Title 19, § 805.  Executive acknowledged that he has reviewed the notification on Exhibit A (Limited Exclusion Notification) and agrees that his signature acknowledges receipt of the notification.

(iii)In addition, the Inventions will be deemed Work for Hire, as such term is defined under the copyright laws of the United States, on behalf of the Company and Executive agrees that the Company will be the sole owner of the Inventions, and all underlying rights therein, in all media now known or hereinafter devised, throughout the universe and in perpetuity without any further obligations to Executive.  If the Inventions, or any portion thereof, are deemed not to be Work for Hire, Executive hereby irrevocably conveys, transfers and assigns to the Company, all rights, in all media now known or hereinafter devised, throughout the universe and in perpetuity, in and to the Inventions, including, without limitation, all of Executive’s right, title and interest in the copyrights (and all renewals, revivals and extensions thereof) to the Inventions, including, without limitation, all rights of any kind or any nature now or hereafter recognized, including without limitation, the unrestricted right to make modifications, adaptations and revisions to the Inventions, to exploit and allow others to exploit the Inventions and all rights to sue at law or in equity for any infringement, or other unauthorized use or conduct in derogation of the Inventions, known or unknown, prior to the date hereof, including, without limitation, the right to receive all proceeds and damages therefrom.  In addition, Executive hereby waives any so-called “moral rights” with respect to the Inventions.  Executive hereby waives any and all currently existing and future monetary rights in and to the Inventions and all patents that may issue thereon, including, without limitation, any rights that would otherwise accrue to Executive’s benefit by virtue of Executive being an employee of or other service provider to the Company.

(f)Return of Company Property.  On the date of Executive’s termination of employment with the Company for any reason (or at any time prior thereto at the Company’s request), Executive shall return all property belonging to the Company or its affiliates (including, but not limited to, any Company-provided laptops, computers, cell phones, wireless electronic mail devices or other equipment, or documents and property belonging to the Company).

(g)Reasonableness of Restrictions.

(i)Executive agrees that he has read this Section 8 and understands it.  Executive agrees that this Section 8 does not prevent him from earning a living or pursuing his career.  Executive agrees that the restrictions contained in this Agreement are reasonable, proper, and necessitated by the Company’s legitimate business interests.  Executive represents and agrees that he is entering into this Agreement freely and with knowledge of its contents with the intent to be bound by the Agreement and the restrictions contained in it.

(ii)In the event that a court finds this Section 8, or any of its restrictions, to be ambiguous, unenforceable, or invalid, Executive and the Company agree that the court will read the Agreement as a whole and interpret the restriction(s) at issue to be enforceable and valid to the maximum extent allowed by law.

(iii)If the court declines to enforce this Section 8 in the manner provided in subsection Section 8(g)(ii),  Executive and the Company agree that this Agreement will be

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automatically modified to provide the Company with the maximum protection of its business interests allowed by law and Executive agrees to be bound by this Section 8 as modified.

(iv)If after applying the provisions of subsections Section 8(g)(ii)-(iii), a court still decides that this Section 8 or any of its restrictions is unenforceable for lack of reasonable geographic limitation and the restriction(s) cannot otherwise be enforced, the parties hereby agree that the fifty (50)  mile radius from any location at which Executive worked for the Company on either a regular or occasional basis during the one (1) year immediately preceding termination of his employment with the Company shall be the geographic limitation relevant to the contested restriction.

(h)Tolling.  In the event of any violation of the provisions of this Section 8,  Executive acknowledges and agrees that the post-termination restrictions contained in this Section 8 shall be extended by a period of time equal to the period of such violation, it being the intention of the parties hereto that the running of the applicable post-termination restriction period shall be tolled during any period of such violation.

(i)Survival of Provisions.  The obligations contained in Sections 8 and 9 hereof shall survive the termination or expiration of the Employment Term and Executive’s employment with the Company and shall be fully enforceable thereafter.

9.Cooperation.  Upon the receipt of reasonable notice from the Company (including outside counsel), Executive agrees that while employed by the Company and thereafter, Executive will respond and provide information with regard to matters in which he has knowledge as a result of his employment with the Company, and will provide reasonable assistance to the Company, its affiliates and their respective representatives in defense of any claims that may be made against the Company or its affiliates, and will assist the Company and its affiliates in the prosecution of any claims that may be made by the Company or its affiliates, to the extent that such claims may relate to the period of Executive’s employment with the Company.  Executive agrees to promptly inform the Company if he becomes aware of any lawsuits involving such claims that may be filed or threatened against the Company or its affiliates.  Executive also agrees to promptly inform the Company (to the extent that he is legally permitted to do so) if he is asked to assist in any investigation of the Company or its affiliates (or their actions), regardless of whether a lawsuit or other proceeding has then been filed against the Company or its affiliates with respect to such investigation, and shall not do so unless legally required.  Upon presentation of appropriate documentation, the Company shall pay or reimburse Executive for all reasonable out-of-pocket travel, duplicating or telephonic expenses incurred by Executive in complying with this Section 11.

10.Equitable Relief and Other Remedies.    Executive acknowledges and agrees that the Company’s remedies at law for a breach or threatened breach of any of the provisions of Section 8 or Section 9 hereof would be inadequate and, in recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.  In the event of a violation by Executive of Section 8 or Section 9 hereof, any severance being paid to Executive pursuant to this Agreement or otherwise shall

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immediately cease, and any severance previously paid to Executive (other than $1,000) shall be immediately repaid to the Company.

11.No Assignments.  This Agreement is personal to each of the parties hereto.  Except as provided in this Section 11, no party may assign or delegate any rights or obligations hereunder without first obtaining the written consent of the other party hereto except that the Company may assign this Agreement to any successor to all or substantially all of the business and/or assets of the Company.

12.Notice.    Any notices required hereunder to be in writing shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by electronic mail, telex or confirmed facsimile if sent during normal business hours of the recipient, and if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.  All communications shall be sent to the Company at its primary office location and to Employee at Employee's address as listed on the Company payroll or to the Employee's Company-issued email address, or at such other address as the Company or the Employee may designate by ten (10) days advance written notice to the other.

13.Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

14.Counterparts.  This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

15.Governing Law; Disputes.  The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Delaware without regard to the choice of law principles thereof that would result in the application of the laws of any other jurisdiction.  Executive and the Company agree that any action or proceeding to enforce or arising out of this Agreement may be commenced in the state appellate courts of New Castle County, Wilmington, Delaware or the United States District Court for the District of Delaware in Wilmington, Delaware.  Executive and the Company consent to such jurisdiction, agree that venue will be proper in such courts and waive any objections upon “forum non conveniens.”

16.Miscellaneous.  No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Executive and such officer or director as may be designated by the Board.  No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.  This Agreement together with all exhibits hereto sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes any and all prior agreements or understandings between Executive and the Company with respect to the subject matter hereof.  No agreements or

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representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement.

17.Representations.    Executive represents and warrants to the Company that (a) Executive has the legal right to enter into this Agreement and to perform all of the obligations on Executive’s part to be performed hereunder in accordance with its terms, and (b) Executive is not a party to any agreement or understanding, written or oral, and is not subject to any restriction, which, in either case, could prevent Executive from entering into this Agreement or performing all of his duties and obligations hereunder.

18.Tax Withholding.  The Company may withhold from any and all amounts payable under this Agreement such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

19.Code Section 409A.

(a)The intent of the parties is that payments and benefits under this Agreement comply with, or be exempt from, Internal Revenue Code Section 409A and the regulations and guidance promulgated thereunder (collectively “Code Section 409A”) and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith.  In no event whatsoever shall the Company be liable for any additional tax, interest or penalty that may be imposed on Executive by Code Section 409A or any damages for failing to comply with Code Section 409A.

(b)A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment that are considered “non-qualified deferred compensation” under Code Section 409A unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.”  If Executive is deemed on the date of termination to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment that is considered non-qualified deferred compensation under Code Section 409A payable on account of a “separation from service,” such payment or benefit shall be made or provided at the date which is the earlier of (A) the expiration of the six (6)-month period measured from the date of Executive’s “separation from service”, and (B) the date of Executive’s death (the “Delay Period”).  Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section 19 (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to Executive in a lump sum and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(c)With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits

11.

to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Internal Revenue Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect and (iii) such payments shall be made on or before the last day of Executive’s taxable year following the taxable year in which the expense was incurred.

(d)For purposes of Code Section 409A, Executive’s right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments.  In no event may Executive, directly or indirectly, designate the calendar year of any payment to be made under this Agreement that is considered non-qualified deferred compensation.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

CERECOR INC.

By:	/s/ Mariam E. Morris
Mariam E. Morris
Chief Financial Officer

EXECUTIVE

/s/ Uli Hacksell
Uli Hacksell

12.

EXHIBIT A

LIMITED EXCLUSION NOTIFICATION

THIS IS TO NOTIFY you in accordance with Del. Code Ann., Title 19, § 805 that the Agreement between you and Company does not require you to assign or offer to assign to Company any Invention that you develop entirely on your own time without using Company’s equipment, supplies, facilities or trade secret information, except for those Inventions that either:

a.Relate to Company’s business, or actual or demonstrably anticipated research or development; or

b.Result from any work performed by you for Company.

To the extent a provision in the foregoing Agreement purports to require you to assign an Invention otherwise excluded from the preceding paragraph, the provision is against the public policy of this state and is unenforceable.